EXHIBIT 99.1

Optimi Health Appoints Dr. Michael Blough as Chief Clinical Development Officer

Supports Optimi’s planned Phase 2 psilocybin trial in major depressive disorder and Phase 3 MDMA trial in PTSD

VANCOUVER, British Columbia, Sept. 22, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) ("Optimi" or the "Company"), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the appointment of Michael Blough, Ph.D., as Chief Clinical Development Officer.

Dr. Blough has significant experience leading Health Canada-authorized clinical trials and has worked with Optimi on clinical trial applications since 2022. In this newly created position, he will oversee Optimi’s clinical development strategy and related operations. This includes the Company’s planned Phase 2 clinical trial evaluating naturally derived psilocybin-assisted psychotherapy to treat patients with major depressive disorder and the Phase 3 clinical trial evaluating MDMA-assisted psychotherapy for the treatment of PTSD. Dr. Blough will be responsible for protocol execution, site activation, Health Canada interactions, and the datasets the Company intends to use to support registration of its drug products.

"Michael brings to Optimi a valuable combination of clinical trial expertise in psychedelics, a strong working relationship with Health Canada, and a commitment to scientific rigor at a pivotal moment for our Company. His experience running psychedelic trials in Canada, combined with years of collaborating with our team, positions him well to advance our Phase 2 psilocybin trial in major depressive disorder and our Phase 3 MDMA trial in PTSD," said Dane Stevens, Optimi Chief Executive Officer and Co-Founder. “With both trials expected to begin enrolling patients next year, this timely appointment strengthens our ability to generate the data to bring these treatments to the underserved patient populations who need them most."

Dr. Blough is a medical researcher with more than 20 years of experience directing research programs spanning bench science, pre-clinical studies, and clinical trials. His work has included leading the development and Health Canada authorization of multiple clinical trials evaluating psilocybin and MDMA for mental health conditions including post-traumatic stress disorder and treatment-resistant depression. Before moving into psychedelic medicine, he spent 15 years in brain cancer research, publishing over 30 peer-reviewed papers on glioblastoma and the molecular mechanisms of therapeutic response, as well as leading a seven-year national initiative funded by the Terry Fox Research Institute to identify new treatments for the disease.

"Working closely with the Optimi team, I've seen firsthand the quality and care they bring to psychedelic drug manufacturing and clinical development. Joining as Chief Clinical Development Officer lets me bring my experience in protocol design, regulatory approval, and trial management to two of the most important studies in our field right now. I look forward to working with Health Canada and our clinical sites to move these trials forward for patients with major depressive disorder and for veterans and front-line workers living with PTSD," said Dr. Blough.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
CORE IR
ir@optimi.net

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the proposed clinical trial, the availability and enrolment of patients in the trial, the utilization of the data derived from the trial, and the ability to conduct evaluations as part of the trial, the potential benefits of psilocybin and MDMA, the Company’s ability to manufacture and ship products from its Canadian facility, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.ca and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.